Filed by The Royal Bank of Scotland Group plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holding NV

Registration Number: 333-144752

Date: October 2, 2007

On October 2, 2007, The Royal Bank of Scotland sent the following email to certain shareholders of ABN AMRO:

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You may have seen the announcement made today by Fortis, RBS and Santander (the “Banks”) that the Registration Statement on Form F-4 filed by RBS has been declared effective by the U.S. SEC, and ABN AMRO’s announcement yesterday that the sale of LaSalle to Bank of America has been completed.

The Banks believe that these are important steps towards the satisfaction of the conditions applicable to the offer made by RFS Holdings for ABN AMRO.

If you are a holder of ABN AMRO ordinary shares or ADSs, may I remind you that the deadline for tendering into the offer is 3 pm CET / 9 am EST on Friday, 5 October 2007.

If you intend to accept the offer, please allow sufficient time to complete all of the internal processes. We understand that some custodians may have set earlier deadlines for shareholders to notify them of their intention to accept the offer, and so, if you intend to accept, I would suggest that you contact your custodian (if relevant) to ensure you are aware of any such deadline.

If you require further information on how to tender your shares, please contact the Dutch exchange agent or the global information agent at the telephone numbers below.

Yours sincerely,

Richard O’Connor

The Dutch exchange agent:

Fortis Bank (Nederland) N.V.

Tel: +31 20 527 24 67

The global information agent:

D.F. King & Co., Inc.

European Toll Free Help Line: 00 800 5464 5464

North American Toll Free Help Line: +1 800 848 2998

Important Information

In connection with the offer for ABN AMRO, RBS has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which includes the U.S. offer document, and the Banks have filed with the SEC a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a copy of such documents without charge, at the SEC’s website (http://www.sec.gov). Copies of all documents filed in connection with the offer may also be obtained from each Bank, without charge.  As noted above, the offer will expire at 3 pm CET / 9 am EST on Friday, 5 October 2007, unless extended.  Any extension will be announced via press release in the Netherlands and the United States.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.